Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416-703-6298
Fax: 416-703-7764
NEWS RELEASE

LAKE SHORE GOLD ACQUIRES ADDITIONAL EQUITY INTEREST IN IDM MINING LTD.

TORONTO, ONTARIO -- (Marketwired – August 14, 2015) – Lake Shore Gold Corp. ("Lake Shore Gold" or the “Company”) reports that the Company has acquired 2,500,000 common shares (the “Shares”) of IDM Mining Ltd. (“IDM”) and warrants to acquire an additional 1,250,000 common shares of IDM (the “Warrants”), representing 5% of the outstanding shares of IDM on a partially diluted basis. Together with IDM shares already held by Lake Shore Gold, the Company now owns, or has the right to acquire, a total of 35,702,290 common shares of IDM, representing 37.6% of IDM’s outstanding shares on a partially diluted basis.

Lake Shore Gold acquired the Shares and Warrants by way of a private placement financing first announced by IDM on May 19, 2015. Lake Shore Gold participated in the financing by purchasing 2,500,000 units (each comprising one common share and one half share purchase warrant) at a purchase price of $0.10 per unit.  Lake Shore Gold purchased the units for investment purposes and has no current intention to acquire additional securities of IDM.

FOR FURTHER INFORMATION PLEASE CONTACT:
Lake Shore Gold Corp.
2000 – 181 University Avenue
Toronto, ON  M5H 3M7

Tony Makuch
President & CEO
 (416) 703-6298

Mark Utting
Vice-President, Investor Relations
(416) 703-6298
Website: www.lsgold.com